Exhibit 99.1

VINCI RETIREMENT SERVICES SEGMENT ANNOUNCES INSURER APPROVAL BY SUSEP

Rio de Janeiro, November 30, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that the Vinci Retirement Services segment, or “VRS” (“the Segment”), has been approved, formally through its invested company Vinci Vida e Previdência S/A, to operate life insurance and open-ended pension plans in Brazil by SUSEP, the Brazilian superintendency for private insurance.

VRS is the new initiative from Vinci Partners, which began structuring in 2022, and has since been disclosed as a separate and new business segment. VRS will work to provide pension planning solutions to investors through robust and efficient technological tools, alongside alternative distribution vehicles.

Vinicius Albernaz, partner and responsible for the Segment, said, “The approval by SUSEP is an important milestone, constituting another significant structuring step with aim to officially launch our product in early 2023. We are in the final stages of product structuring, developing an innovative and high-tech platform, with a distinct approach compared to what currently is offered in the market. Our purpose is to help investors achieve their retirement goals using the best allocation solutions through a digital, simplified and customized experience”.

“We are ready to leverage our platform’s power and expertise in asset allocation to launch a new and innovative tech-enabled pension plan product”, said Alessandro Horta, CEO of Vinci Partners. “We believe VRS has the potential to be deeply relevant to our company in the medium to long-term, given its considerable and unexploited market space - the Brazilian complementary pension plan industry represents over R$1 trillion in total addressable market – with double digit growth in the last few years. VRS will empower individuals and corporations through a custom-made allocation service to attend their pension plan targets.”

About Vinci Partners Retirement Services

Vinci Retirement Services, or VRS, works to provide solutions for investors in pension plan strategies, through a robust and innovative tech-enabled platform with custom-made allocation services to meet individual retirement goals.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, special situations, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240